Exhibit 99.1

Mazor Robotics Inc. 189 S. Orange Ave., Suite 1850 Orlando, FL 32801 Tel: 1 (800) 80-MAZOR Fax: (407) 591-3560 usa@MazorRobotics-us.com	Mazor Robotics Ltd. PO Box 3104, 5 Shacham St. North Industrial Park, Caesarea 3088900, Israel Tel: +972 4 618-7100 Fax: +972 4 618-7111 info@mazorrobotics.com

Mazor Robotics Appoints Medical Device Industry Veteran Ron Tavlin as
Vice President- Business Development

CAESAREA, Israel – October 13, 2017 – Mazor Robotics Ltd. (TASE: MZOR; NASDAQGM: MZOR), a pioneer and a leader in the field of surgical robotic guidance systems, announced the appointment of Ron A. Tavlin as Vice President, Business Development.  In this newly created role, Mr. Tavlin will report directly to Ori Hadomi, Mazor’s Chief Executive Officer.

"Last year, we began an effort to expand the use of Mazor’s core proprietary technology beyond our current indications to further develop our business with the focus on continued growth and innovation.  This effort has progressed to the point where a proven business development leader will move our initiatives forward and maximize our opportunities to heal through innovation.  Ron Tavlin brings to Mazor an impressive business development track record.  He will lead the implementation of our strategies to develop Mazor’s business beyond our current spine focus as we pursue our goal of being the leader in image based medical robotics,” commented Mr. Hadomi.

Mr. Tavlin has more than 25 years of experience with public and private companies.  Prior to joining Mazor, he was a consultant supporting the Medtronic Ventures and Corporate Development teams, with an emphasis on supporting the business development activities in Europe, Middle East and Africa (EMEA) and AsiaPacific (APAC). Prior to Medtronic, he was the Chief Operating Officer of BlueWind Medical, and the Co-founder and Managing Partner of Omega Capital, a private equity fund focused on early stage, middle market, and turnaround opportunities, including medical devices.  Mr. Tavlin received a Bachelor of Science in Electrical Engineering from the City University of New York, and a Masters of Business Administration degree from Stern School of Business New York University.

About Mazor

Mazor Robotics (TASE: MZOR; NASDAQGM: MZOR) believes in healing through innovation by developing and introducing revolutionary robotic technologies and products aimed at redefining the gold standard of quality care. Mazor Robotics Guidance Systems enable surgeons to conduct spine and brain procedures in a precise manner. For more information, please visit http://www.MazorRobotics.com.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. Any statements in this release about future expectations, plans or prospects for the Company, including without limitation, statements regarding the benefits of Mr. Tavlin’s appointment, and other statements containing the words “believes,” “anticipates,” “plans,” “expects,” “will” and similar expressions are forward-looking statements. These statements are only predictions based on Mazor's current expectations and projections about future events. There are important factors that could cause Mazor's actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements. Those factors include, but are not limited to, the impact of general economic conditions, competitive products, product demand and market acceptance risks, reliance on key strategic alliances, fluctuations in operating results, and other factors indicated in Mazor's filings with the Securities and Exchange Commission (SEC) including those discussed under the heading "Risk Factors" in Mazor’s annual report on Form 20-F filed with the SEC on May 1, 2017 and in subsequent filings with the SEC. For more details, refer to Mazor's SEC filings. Mazor undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in our expectations, except as may be required by law

U.S. Contacts: EVC Group

Michael Polyviou/Doug Sherk - Investors
mpolyviou@evcgroup.com; dsherk@evcgroup.com
212.850.6020; 646-445-4800

www.MazorRobotics.com